Hybrid Fuels Inc., 237 Main Street, Box 880, Niverville, MB, Canada, R0A 1E0


March 11, 2005

Attention:  Meagan Caldwell

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  USA  20549


Re:      Form 10-KSB for the fiscal year ended June 30, 2004
         Form 10-QSB for the period ended September 30, 2004
         File No. 0-29351

Dear Ms. Caldwell:

Following are our responses to the comment letter dated February 22, 2005 (the "Letter"), prepared by the staff of the Securities and Exchange Commission (the "Staff") relating to the above referenced registration statements.

Each numbered paragraph below corresponds to the numbered paragraph in the
Letter:

1. The responses below address the Staff comments and/or show what the revisions (if applicable) will look like. The revisions will be included in all future filings.

2.   (5) Employees
     -------------

At present, the Company does not have any employees. Until resources allow, the Company will continue to use consultants or independent contractors for the various tasks required to be performed on a quarter-to-quarter basis.

(8)  Item 2. Description of Property
     -------------------------------

The Company does not have any offices at the present time but maintains a mailing address in Niverville, Manitoba, Canada.

The Company's wholly-owned subsidiary, Hybrid Fuels (Canada) Inc., has a verbal agreement with the owner of a 6-acre parcel of land where a commercial facility is currently being built in Oyama, British Columbia.

A group of Hybrid Fuels, Inc. shareholders is bearing the financial burden of construction and retains legal ownership of the facility. Once the facility has been completed for the Company's intended operations, the Company will negotiate with this group to acquire or lease the facility on mutually agreeable terms. The owner of the land is not related to the Company.

(9) The following paragraphs would be added at the end of the Item 6 Plan of Operation section:

The construction of the facility is expected to be completed by March 31, 2005. The feed system, including the growth cycle of the barley grass, would be prepared during the following 30 days. Operations are expected to commence by April 30, 2005 once the feed system is ready for the first delivery of cattle.

Once we have a fully operational facility, and have proven the technology and processes, our subsidiary, Hybrid Fuels (Canada) Inc., will operate it and will earn revenue from the sale of the finished cattle and wet ethanol.

The facility will not be run at full capacity until approximately four months have passed from the facility becoming operational. We believe that at the end of the fourth month of operations, when we sell the first group of finished cattle, we will have an initial set of data from which to prepare pro forma information for purposes of estimating cash flows and generating a more comprehensive business plan.

(10) Item 6. Plan of Operation
     -------------------------

The following paragraph replaces Paragraph 5 under Plan of Operation:

Our ability to continue to operate in the future depends on initiating commercial operations utilizing the Hybrid Fuels technology. We estimate it will cost approximately $500,000 to cover payables and begin the development of operating activities and deal with potential claimants. This estimate includes $110,000 for cattle, $50,000 for payables (excluding related party loans and accrued executive salaries), $80,000 for salaries, consumables and other operating expenses until the facility begins to generate cash flow, and $260,000 for contingencies and the development of operating activities. The above estimates would not adequately cover the cost of acquiring an operating facility, if the Company chooses and enters into a purchase agreement.

The following paragraph replaces Paragraph 7 under Plan of Operation:

Our subsidiary entered into a verbal agreement with a group of Hybrid Fuels Inc. shareholders to construct a fully operational facility at Oyama, B.C., Canada on six acres of farmland. This group is bearing the financial burden of constructing this commercial facility and retains legal ownership. Once the facility has been completed, the Company will negotiate with this group to acquire or lease the facility on mutually agreeable terms. The owner of the land on which the facility is being constructed is owned by an unrelated third party.

(11) Item 6. Plan of Operation
     -------------------------

The following paragraph replaces Paragraph 8 under Plan of Operation:

The commercial facility being built by the shareholder group is to include all items necessary for a fully operational facility utilizing the Company's Hybrid Fuels technology. The Company has not incurred any costs pertaining to the facility to date and will not be obligated financially until the facility has been completed and the Company enters into a formal agreement to either acquire or lease the facility on mutually agreeable terms.

The above replacement paragraph clarifies why no accounting treatment is required or necessary by the Company.

(13) Liquidity and Capital Resources
     -------------------------------

The following paragraphs will be added before the last paragraph of this section:

Construction of the facility is expected to be completed by March 31, 2005. At that time, The Company will need to enter into either an acquisition or lease agreement so it can begin its commercial operations. The feed system, including the growth cycle of the barley grass, would be prepared during the following 30 days. Operations are expected to commence by April 30, 2005, once the feed system is ready for the first delivery of cattle.

Once we have a fully operational facility available for our use and have proven the technology and processes, our subsidiary, Hybrid Fuels (Canada) Inc., will operate it and will earn revenue from the sale of the finished cattle and wet ethanol.

The facility will not be run at full capacity until approximately four months have passed from the facility becoming operational. We believe that at the end of the fourth month of operations, we will be in a position to generate revenue by selling the first group of finished cattle.

The amount we anticipate spending on research and development for the remainder of the fiscal year ending June 30, 2005 is approximately $20,000.

We expect to incur the costs associated with the operating facility once the Company has entered into an agreement that allows it to commence operations at the facility. This is expected to occur around March 31, 2005, which is the expected completion date of the facility. As the facility will be fully operational upon its completion, the Company will only be required to incur capital expenditures relating to cattle.

(17) Financial statement Note 2(d) will be revised in future filings to state that the restricted shares disclosed in Note 7(b) have been included in the calculation of basic and diluted EPS.

(20) Recent Sales Of Unregistered Securities
     ---------------------------------------

Set forth below is information regarding the issuance and sales of our securities without registration during the past three years. No such sales involved an underwriter and no commissions were paid in connection with the sale of any securities. All shares were issued with restrictive legends. Restricted securities must be owned and fully paid for at least one year. After the one-year holding period, the number of shares non-affiliates may sell during any three-month period cannot exceed 1% of the outstanding shares of the same class being sold. If the shares have been owned for two years or more, no volume restrictions apply to non-affiliates.

All of the purchasers/share recipients are residents of Canada, ie. non-U.S. persons. Therefore, the shares issued are exempt from registration under Regulation S of the Securities Act.

(22) Commitments and Contingencies
     -----------------------------

Note 7(c) is to be replaced with the following:

Between October 1998 and June 1999, the administration at that time sold a total of 361,120 common shares of the Company to 34 subscribers on the basis of an Offering Memorandum ("Offering") that contained a significant number of inaccuracies. A total of $223,000 was raised pursuant to this Offering. Management had concerns regarding possible misstatements, omissions and misleading statements. On the advice of legal counsel, the Company offered these 34 subscribers the option of receiving restricted stock as the Company did not and does not have the funds to repay these subscribers. Restricted securities must be owned and fully paid for at least one year. After the one-year holding period, the number of shares non-affiliates may sell during any three-month period cannot exceed 1% of the outstanding shares of the same class being sold. If the shares have been owned for two years or more, no volume restrictions apply to non-affiliates. Those who opted to receive restricted stock were also given an undertaking that they would receive a rescission offer when the Company was in a position to repay their money plus appropriate interest, in return for a return of the restricted stock, or they could elect to retain the stock. To date, 23 subscribers, have, pursuant to this offer received 232,753 shares, representing $158,000. These shares are issued but not considered outstanding. The remaining 11 subscribers, who paid $65,000 for 128,367 shares, have not responded to the offer. These subscriptions are recorded as redeemable and restricted common shares until rescission rights have been revoked.

3.   The cover pages of Form 10-KSB/A and Form-QSB/A have been amended.

4. The Company acquired Hybrid Fuels, USA, Inc. on May 28, 1998, which was accounted for as a reverse takeover. All historical financial statements are those of Hybrid Fuels, USA, Inc. Since the inception date of Hybrid Fuels, USA, Inc. was January 28, 1998, this is the correct inception date for the presentation of the Company's financial statements. This will be corrected in all future filings. As a result, the nature of the businesses prior to the acquisition of Hybrid Fuels, USA, Inc. is irrelevant. Therefore, we will also remove all references to previous businesses of the registrant prior to the acquisition in future filings.

5. The second and third paragraphs should be removed as the commercial facility constructed near Cardston, Alberta was shut down before the Company entered into a formal agreement to either acquire or lease the facility or enter into an operating contract. An independent private builder group was to complete construction and demonstrate that the facility was fully functional for the Company's intended operations before the Company would sign a contract. Since the completion did not occur and the Company never entered into any contracts or incurred any costs, no accounting treatment pertaining to this facility was required or necessary.

6.   Plan of Operation Assuming Adequate Capital Raised
     --------------------------------------------------

     The facility will not be run at full capacity until approximately four months have passed from the facility becoming operational. We believe that at the end of the fourth month of operations, when we sell the first group of finished cattle, we will have an initial set of data from which to prepare pro forma information for purposes of estimating cash flows and generating a more comprehensive business plan.

     Facilities will be constructed for the Company by independent contractors on privately-owned farms. These facilities will be operated by the farmer
     (s) under terms of an agreement that will be determined once the Company has the data from operations of the first facility.

7. The shares issued to the private investors were agreed upon when the fair market value of the shares was $0.14 per share in the week prior to April 1, 2004. The shares were physically issued on April 1, 2004. The consultant was granted shares at $0.23, which was the fair market value of the services rendered to the Company.

8. The Company acquired Hybrid Fuels, USA, Inc. on May 28, 1998, which was accounted for as a reverse takeover. All historical financial statements are those of Hybrid Fuels, USA, Inc. Since the inception date of Hybrid Fuels, USA, Inc. was January 28, 1998, this is the correct inception date for the presentation of the Company's financial statements. This will be corrected in all future filings. As a result, the nature of the businesses prior to the acquisition of Hybrid Fuels, USA, Inc. is irrelevant. Therefore, we will also remove all references to previous businesses of the registrant prior to the acquisition in future filings.

9. The foreign currency transaction losses for the years ended June 30, 2004 and 2003 are $3,468 and $1,263, respectively. The cumulative from inception amount is $4,731. We will separate these amounts on the consolidated statements of operations or in a note to the financial statements in all future filings.

10. The basic and diluted EPS was recalculated to include restricted shares. The basic and diluted net loss per share of $(0.01) for each of the fiscal years ended June 30, 2004 and 2003 is unchanged by the inclusion of restricted shares in the calculation, therefore there is no restatement. These restricted shares will be included in future calculations of basic and diluted net loss per share.

11. Pursuant to the footnote by regulation S-B Item 401(f) and SEC Release 33-8220, publicly traded companies that are small business issuers are not subject to the audit committee disclosures at this time.

12. Exhibits 31.1 and 32.1 have been amended to specify the Form 10-KSB/A and Form 10-QSB/A. The entire Form10-KSB/A and Form 10-QSB are being refiled March 11, 2005 to include updated certifications.

13.  The applicable comments will be addressed in the interim 10-QSB reports.

In connection with the response to the Commission's comments, Hybrid Fuels Inc. ("the Company") acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours truly,


/s/ Paul Warkentin
--------------------------
Paul Warkentin, President, CEO and Acting CFO

Hybrid Fuels Inc.